COMMENTS RECEIVED ON MARCH 21 AND MARCH 27, 2006

FROM SALLY SAMUEL

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759

Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, Freedom 2030 Portfolio, Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor 2030 Portfolio

POST-EFFECTIVE AMENDMENT NO. 82

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio

"Fee Table" (prospectuses)

"Annual Operating Expenses"

Fees (paid by the variable product owner directly)

	Initial Class	Service Class	Service Class 2
Sales charge (load) on purchases and reinvested distributions	Not Applicable	Not Applicable	Not Applicable
Deferred sales charge (load) on redemptions	Not Applicable	Not Applicable	Not Applicable

Annual operating expenses (paid from class assets)

		Initial Class	Service Class	Service Class 2
VIP Freedom Income	Management fee	%	%	%
	Distribution and/or Service (12b-1) fees	None	%	%
	Other expenses	%	%	%
	Total annual class operating expenses	%	%	%
	Less waiver	%	%	%
	Net Expenses	%	%	%
VIP Freedom 2005	Management fee	%	%	%
	Distribution and/or Service (12b-1) fees	None	%	%
	Other expenses	%	%	%
	Total annual class operating expenses	%	%	%
	Less waiver	%	%	%
	Net Expenses	%	%	%
VIP Freedom 2010	Management fee	%	%	%
	Distribution and/or Service (12b-1) fees	None	%	%
	Other expenses	%	%	%
	Total annual class operating expenses	%	%	%
	Less waiver	%	%	%
	Net Expenses	%	%	%
VIP Freedom 2015	Management fee	%	%	%
	Distribution and/or Service (12b-1) fees	None	%	%
	Other expenses	%	%	%
	Total annual class operating expenses	%	%	%
	Less waiver	%	%	%
	Net Expenses	%	%	%
VIP Freedom 2020	Management fee	%	%	%
	Distribution and/or Service (12b-1) fees	None	%	%
	Other expenses	%	%	%
	Total annual class operating expenses	%	%	%
	Less waiver	%	%	%
	Net Expenses	%	%	%
VIP Freedom 2025	Management fee	%	%	%
	Distribution and/or Service (12b-1) fees	None	%	%
	Other expenses	%	%	%
	Total annual class operating expenses	%	%	%
	Less waiver	%	%	%
	Net Expenses	%	%	%
VIP Freedom 2030	Management fee	%	%	%
	Distribution and/or Service (12b-1) fees	None	%	%
	Other expenses	%	%	%
	Total annual class operating expenses	%	%	%
	Less waiver	%	%	%
	Net Expenses	%	%	%

C: The Staff notes that disclosure regarding fee waiver arrangements may not be included in the "Annual Operating Expenses" portion of the Fee Table unless such arrangements are contractual and have been in effect for at least one year prior to the effective date of the prospectus.

R: The fee waiver disclosure will be removed from the "Annual Operating Expenses" portion of the Fee Table in the funds' next filing since the management contract has been amended to reflect a management fee of 0.00%.

3. All funds

"Fee Table" (prospectuses)

(Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio)

"The combined total expense ratios of each class of each VIP Freedom Fund (calculated as a percentage of average net assets) are as follows:

	Combined total expense ratio after expense reimbursements and expense reductions for each VIP Freedom Fund and the underlying Fidelity fundsA	Combined total expense ratio before expense reimbursements and expense reductions for each VIP Freedom Fund and the underlying Fidelity fundsA
VIP Freedom Income
Initial Class	%	%
Service Class	%	%
Service Class 2%		%
VIP Freedom 2005
Initial Class	%	%
Service Class	%	%
Service Class 2%		%
VIP Freedom 2010
Initial Class	%	%
Service Class	%	%
Service Class 2%		%
VIP Freedom 2015
Initial Class	%	%
Service Class	%	%
Service Class 2%		%
VIP Freedom 2020
Initial Class	%	%
Service Class	%	%
Service Class 2%		%
VIP Freedom 2025
Initial Class	%	%
Service Class	%	%
Service Class 2%		%
VIP Freedom 2030
Initial Class	%	%
Service Class	%	%
Service Class 2%		%

A Estimated

(Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor 2030 Portfolio)

The combined total expense ratios of each VIP Investor Freedom Fund (calculated as a percentage of average net assets) are as follows:

Combined total expense ratio for each VIP Investor Freedom Fund and the underlying Fidelity funds	Combined total expense ratio before expense reimbursements and expense reductions for the underlying Fidelity funds
VIP Investor Freedom Income %	%
VIP Investor Freedom 2005%	%
VIP Investor Freedom 2010%	%
VIP Investor Freedom 2015%	%
VIP Investor Freedom 2020%	%
VIP Investor Freedom 2025%	%
VIP Investor Freedom 2030%	%

C: The Staff notes that the disclosure following the "Annual operating expenses" table concerning the funds' combined total expense ratios should be set forth as a footnote.

R: Given the length and content of the disclosure, we believe that presenting the disclosure in the current format, rather than in an additional footnote to the fee table, provides a clearer presentation for the shareholder and would prefer not to change the presentation.

4. All funds

"Fee Table" (prospectuses)

(Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio)

"This example helps compare the cost of investing in the VIP Freedom Funds with the cost of investing in other mutual funds.

Let's say, hypothetically, that each class's annual return is 5%, that the fees and each class's annual operating expenses are exactly as described in the fee table, and that each class's combined total expense ratio includes each class's annual operating expenses exactly as described in the fee table and the weighted average of the total operating expenses of each of the underlying Fidelity funds before expense reimbursement and expense reductions. This example illustrates the effect of fees and expenses and includes Strategic Advisers' fee waivers, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. This example does not reflect the effect of any fees or other expenses of any variable annuity or variable life insurance product. If these fees and expenses were included, overall expenses would be higher. For every $10,000 invested, here's how much a variable product owner would pay in total expenses if all interests in the separate account that invests in a class of a VIP Freedom Fund were redeemed at the end of each time period indicated:

		Initial Class	Service Class	Service Class 2
VIP Freedom Income	1 year	$	$	$
	3 years	$	$	$
	5 years	$	$	$
	10 years	$	$	$
VIP Freedom 2005	1 year	$	$	$
	3 years	$	$	$
	5 years	$	$	$
	10 years	$	$	$
VIP Freedom 2010	1 year	$	$	$
	3 years	$	$	$
	5 years	$	$	$
	10 years	$	$	$
VIP Freedom 2015	1 year	$	$	$
	3 years	$	$	$
	5 years	$	$	$
	10 years	$	$	$
VIP Freedom 2020	1 year	$	$	$
	3 years	$	$	$
	5 years	$	$	$
	10 years	$	$	$
VIP Freedom 2025	1 year	$	$	$
	3 years	$	$	$
	5 years	$	$	$
	10 years	$	$	$
VIP Freedom 2030	1 year	$	$	$
	3 years	$	$	$
	5 years	$	$	$
	10 years	$	$	$

(Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor 2030 Portfolio)

"This example helps compare the cost of investing in the VIP Investor Freedom Funds with the cost of investing in other mutual funds.

Let's say, hypothetically, that each VIP Investor Freedom Fund's annual return is 5% and that the fees are exactly as described in the fee table and that each VIP Investor Freedom Fund's combined total expense ratio includes each VIP Investor Freedom Fund's annual operating expenses exactly as described in the fee table and the weighted average of the total operating expenses of each of the underling Fidelity Funds. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. This example does not reflect the effect of any fees or other expenses of any variable annuity or variable life insurance product. If these fees and expenses were included, overall expenses would be higher. For every $10,000 invested, here's how much a variable product owner would pay in total expenses if all interests in the separate account that invests in a VIP Investor Freedom Fund were redeemed at the end of each time period indicated:

VIP Investor Freedom Income	1 year	$
	3 years	$
	5 years	$
	10 years	$
VIP Investor Freedom 2005	1 year	$
	3 years	$
	5 years	$
	10 years	$
VIP Investor Freedom 2010	1 year	$
	3 years	$
	5 years	$
	10 years	$
VIP Investor Freedom 2015	1 year	$
	3 years	$
	5 years	$
	10 years	$
VIP Investor Freedom 2020	1 year	$
	3 years	$
	5 years	$
	10 years	$
VIP Investor Freedom 2025	1 year	$
	3 years	$
	5 years	$
	10 years	$
VIP Investor Freedom 2030	1 year	$
	3 years	$
	5 years	$
	10 years	$

C: The Staff believes the hypothetical example should adhere more closely to the requirements for new funds found in Item 3, Instruction 5 of Form N-1A.

R: We agree and for VIP Investor Freedom Funds we will modify the table in the hypothetical example to show shareholder expenses only for 1- and 3-year periods.

5. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio)

"When the target asset allocation of a VIP Freedom Fund with a retirement date matches VIP Freedom Income's target asset allocation (approximately [five to ten] [ten to 15] years after the fund's retirement date), it is expected that the fund will be combined with VIP Freedom Income and the fund's shareholders will become shareholders of VIP Freedom Income. Each VIP Freedom Fund with a target retirement date may be combined with VIP Freedom Income, without a vote of shareholders, if the funds' Board of Trustees determines at the time of the proposed combination that combining the funds is in the best interests of the funds and their shareholders."

(Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor 2030 Portfolio)

"When the target asset allocation of a VIP Investor Freedom Fund with a target retirement date matches VIP Investor Freedom Income's target asset allocation (approximately [five to ten] [ten to 15] years after the fund's retirement date), it is expected that the fund will be combined with VIP Investor Freedom Income and the fund's shareholders will become shareholders of VIP Investor Freedom Income. Each VIP Investor Freedom Fund with a target retirement date may be combined with VIP Investor Freedom Income, without a vote of shareholders, if the funds' Board of Trustees determines at the time of the proposed combination that combining the funds is in the best interests of the funds and their shareholders."

C: The Staff would like confirmation that the VIP Freedom Funds with target retirement dates and the VIP Investor Freedom Funds with target retirement dates have the authority to combine into VIP Freedom Income and VIP Investor Freedom Income, respectively, without a shareholder vote.

R: The funds' Declaration of Trust and current regulations under the Federal Securities Laws permit the board of trustees of the funds in limited circumstances to authorize a fund's merger into another operating mutual fund without a shareholder vote. We have consulted with counsel, and we believe that the merger contemplated in each prospectus is one of the type that could be effected under the current regulations without a shareholder vote. However, at such time as the merger is scheduled to occur, the issue will be revisited and all necessary approvals will be obtained, including a shareholder vote if one is required.

6. All funds

"Investment Details" (prospectuses)

"Description of Underlying Fidelity Funds"

"VIP High Income Portfolio seeks a high level of current income, while also considering growth of capital.

FMR normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting FMR's ability to resell the securities to the general public. FMR may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks. FMR currently intends to limit common stocks to 10% of the fund's total assets. FMR may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests that we add the phrase "commonly known as junk bonds" to our disclosure to describe lower quality debt securities.

R: We are not aware of any requirements under Item 4(c) of Form N-1A to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." Accordingly, we have not modified our disclosure.

7. All funds

"Investment Details" (prospectuses)

"Description of Underlying Fidelity Funds"

"Short-Term Fund

VIP Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.

FMR invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR also may enter into reverse repurchase agreements for the fund.

FMR will invest more than 25% of the fund's total assets in the financial services industries.

In buying and selling securities for the fund, FMR complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, and diversification of the fund's investments. FMR stresses maintaining a stable $1.00 share price, liquidity, and income."

C: The Staff requests that we add the following statement required by Form N-1A, Item 2(c)(1)(ii) to our disclosure: "An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund" to our disclosure."

R: We are aware that Form N-1A requires such disclosure in a money market fund's prospectus and include the disclosure in VIP Money Market Portfolio's prospectus. However, that disclosure is aimed at investors in the money market funds, while this prospectus is for investors in funds of funds that invest in a range of underlying fund types, including a money market fund. Because the investor is investing in the fund of funds, rather than in a money market fund, we think there is no realistic danger that he or she would have an expectation of protection against loss equivalent to that which might accompany a bank deposit. Accordingly we believe that the requested disclosure would be inappropriate for this prospectus.

8. All funds

"Valuing Shares" (prospectuses)

C: The Staff would like us to include disclosure detailing the top funds' policies regarding their ability to engage in frequent trading.

R: Each prospectus currently includes the following disclosure appropriately located in the Investment Details section: "Strategic Advisers intends to manage each VIP [Investor] Freedom Fund according to its target asset allocation strategy, and does not intend to trade actively among underlying Fidelity funds or intend to attempt to capture short-term market opportunities. However, Strategic Advisers may modify the target asset allocation strategy for any VIP [Investor] Freedom Fund and modify the selection of underlying Fidelity funds for any VIP [Investor] Freedom Fund from time to time."

9. "Fund Services" (prospectuses)

"Fund Management"

(Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio)

"The VIP Freedom Funds do not pay a management fee to Strategic Advisers.

FMR handles the business affairs of each VIP Freedom Fund. FMR receives no fee for these services and pays all other expenses of each VIP Freedom Fund with limited exceptions."

(Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor 2030 Portfolio)

"The VIP Investor Freedom Income Funds do not pay a management fee to Strategic Advisers.

FMR handles the business affairs of each VIP Investor Freedom Fund. FMR receives no fee for these services and pays all other expenses of each VIP Investor Freedom Fund with limited exceptions."

C: The Staff seeks clarification as to whether Strategic Advisers and FMR receive compensation for their services and, if they do, what that compensation is.

R: The funds do not pay Strategic Advisers or FMR for their services.

10. Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio

"Fund Services" (prospectuses)

"Fund Distribution"

"If payments made by Strategic Advisers or FMR to FDC or to intermediaries under the Initial Class, Service Class or Service Class 2 Distribution and Service Plan were considered to be paid out of a class's assets on an ongoing basis, they might increase the cost of a shareholder's investment and might cost a shareholder more than paying other types of sales charges."

C: The Staff believes that the disclosure suggests that Initial Class pays a distribution and service fee and requests that the disclosure be modified so that it more clearly expresses that Initial Class does not pay such a fee.

R: Please note that the sentence at issue will be revised to read as follows: "If payments made by Strategic Advisers or FMR to FDC or to intermediaries under the Initial Class Distribution and Service Plan were considered to be paid out of a class's assets on an ongoing basis, they might increase the cost of a shareholder's investment and might cost a shareholder more than paying other types of sales charges."

These payments are not charged to a fund and do not directly increase a fund's total expenses. However, pursuant to Item 7(b)(2), disclosure is included discussing the impact to a shareholder if Initial Class did pay fees out of its assets on an on-going basis. As the disclosure immediately following this disclosure indicates, in actuality, only Service Class and Service Class 2 pay 12b-1 fees out of their assets on an ongoing basis.

11. All funds

"Back Cover" (prospectuses)

"The SAI, the funds' annual and semi-annual reports and other related materials are available from the Electronic Data Gathering , Analysis, and Retrieval (EDGAR) Database on the SEC's web site (http://www.sec.gov). You can obtain copies of this information, after paying a duplicating fee, by sending a request by e-mail to publicinfo@sec.gov or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102. You can also review and copy information about the funds, including the funds' SAI, at the SEC's Public Reference Room in Washington, D.C. Call 202-551-8090 for information on the operation of the SEC's Public Reference Room."

C: The Staff requests that we update the address for the Public Reference Section of the SEC. The Staff notes that the new street address is 100 F Street, NE.

R: We believe that, in the case of these prospectuses, no update of the Commission's street address is required, because the street address is not included and there is no out-of-date street address to update. Item 1(b)(3) of Form N-1A instructs registrants to disclose that the information on the fund may be obtained by writing the Commission's Public Reference Section, Washington, DC 20549-0102. It does not require the inclusion of the Commission's street address, presumably because the inclusion of the Commission's correct zip code, which is not based on its street address, will ensure delivery of U.S. Mail.

12. All funds

"Investment Policies and Limitations" (SAIs)

"Futures, Options, and Swaps"

C: The Staff requests that we add disclosure concerning whether or not there are enough assets set aside to cover any settlement obligations of the funds.

R: Per General Instruction C.1.(c), we have not included disclosure regarding the legal and regulatory requirement to which the funds are subject, including any requirement to identify liquid assets to cover the value of these types of transactions. Accordingly, we have not modified our disclosure.

13. All funds

"Management Contracts" (SAIs)

(Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio)

Ren Cheng and Chris Sharpe are co-managers of each VIP Freedom Fund and receive compensation for their services. As of December 31, 2005, portfolio manager compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of each portfolio manager's compensation may be deferred based on criteria established by FMR or at the election of the portfolio manager.

Each portfolio manager's base salary is determined by level of responsibility and tenure at FMR or its affiliates. Each portfolio manager's bonus is based on several components. The primary components of each portfolio manager's bonus are based on the pre-tax investment performance of the portfolio manager's fund(s) and account(s) measured against a benchmark index (which may be a customized benchmark index developed by FMR) assigned to each fund or account. The pre-tax investment performance of the portfolio manager's fund(s) and account(s) is weighted according to his tenure on those fund(s) and account(s) and the average asset size of those fund(s) and account(s) over his tenure. Each component is calculated separately over the portfolio manager's tenure on those fund(s) and account(s) over a measurement period that initially is contemporaneous with his tenure, but that eventually encompasses rolling periods of up to five years for the comparison to a benchmark index. A smaller, subjective component of each portfolio manager's bonus is based on the portfolio manager's overall contribution to management of FMR. The portion of each portfolio manager's bonus that is linked to the investment performance of each VIP Freedom Fund is based on the fund's pre-tax investment performance (based on the investment performance of its Initial Class) relative to the performance of the fund's customized benchmark index, on which the fund's target asset allocation is based over time. For the three- and five-year periods, the bonus takes into account a portfolio manager's performance in terms of his management of investment risk at the VIP Freedom Fund level. Each portfolio manager also is compensated under equity-based compensation plans linked to increases or decreases in the net asset value of the stock of FMR Corp., FMR's parent company. FMR Corp. is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.

A portfolio manager's compensation plan may give rise to potential conflicts of interest. A portfolio manager's base pay tends to increase with additional and more complex responsibilities that include increased assets under management and a portion of the bonus relates to marketing efforts, which together indirectly link compensation to sales. When a portfolio manager takes over a fund or an account, the time period over which performance is measured may be adjusted to provide a transition period in which to assess the portfolio. The management of multiple funds and accounts (including proprietary accounts) may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees as a portfolio manager must allocate his time and investment ideas across multiple funds and accounts. In addition, a fund's trade allocation policies and procedures may give rise to conflicts of interest if the fund's orders do not get fully executed due to being aggregated with those of other accounts managed by FMR or an affiliate. A portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by a fund. Securities selected for funds or accounts other than a fund may outperform the securities selected for the fund. Portfolio managers may be permitted to invest in the funds they manage, even if a fund is closed to new investors. Personal accounts may give rise to potential conflicts of interest; trading in personal accounts is restricted by a fund's Code of Ethics.

(Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor 2030 Portfolio)

"Ren Cheng and Chris Sharpe are co-managers of each VIP Investor Freedom Fund and receive compensation for their services. As of December 31, 2005, portfolio manager compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of each portfolio manager's compensation may be deferred based on criteria established by FMR or at the election of the portfolio manager.

Mr. Cheng and Mr. Sharpe are employees of Strategic Advisers, Inc., a subsidiary of FMR Corp. and an affiliate of FMR. Strategic Advisers, Inc. is the adviser to the VIP Investor Freedom Funds. Each portfolio manager's base salary is determined by level of responsibility and tenure at FMR or its affiliates. Each portfolio manager's bonus is based on several components. The primary components of each portfolio manager's bonus are based on the pre-tax investment performance of the portfolio manager's fund(s) and account(s) measured against a benchmark index (which may be a customized benchmark index developed by FMR) assigned to each fund or account. The pre-tax investment performance of the portfolio manager's fund(s) and account(s) is weighted according to his tenure on those fund(s) and account(s) and the average asset size of those fund(s) and account(s) over his tenure. Each component is calculated separately over the portfolio manager's tenure on those fund(s) and account(s) over a measurement period that initially is contemporaneous with his tenure, but that eventually encompasses rolling periods of up to five years for the comparison to a benchmark index. A smaller, subjective component of each portfolio manager's bonus is based on the portfolio manager's overall contribution to management of FMR. The portion of each portfolio manager's bonus that is linked to the investment performance of each VIP Investor Freedom Fund is based on the fund's pre-tax investment performance relative to the performance of the fund's customized benchmark index, on which the fund's target asset allocation is based over time. For the three- and five-year periods, the bonus takes into account a portfolio manager's performance in terms of his management of investment risk at the VIP Investor Freedom Fund level. Each portfolio manager also is compensated under equity-based compensation plans linked to increases or decreases in the net asset value of the stock of FMR Corp., FMR's parent company. FMR Corp. is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.

A portfolio manager's compensation plan may give rise to potential conflicts of interest. A portfolio manager's base pay tends to increase with additional and more complex responsibilities that include increased assets under management and a portion of the bonus relates to marketing efforts, which together indirectly link compensation to sales. When a portfolio manager takes over a fund or an account, the time period over which performance is measured may be adjusted to provide a transition period in which to assess the portfolio. The management of multiple funds and accounts (including proprietary accounts) may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees as a portfolio manager must allocate his time and investment ideas across multiple funds and accounts. In addition, a fund's trade allocation policies and procedures may give rise to conflicts of interest if the fund's orders do not get fully executed due to being aggregated with those of other accounts managed by FMR or an affiliate. A portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by a fund. Securities selected for funds or accounts other than a fund may outperform the securities selected for the fund. Portfolio managers may be permitted to invest in the funds they manage, even if a fund is closed to new investors. Personal accounts may give rise to potential conflicts of interest; trading in personal accounts is restricted by a fund's Code of Ethics."

C: The Staff requests that we provide more detailed disclosure regarding portfolio manager compensation including a discussion of the portfolio managers participation in retirement plans and pension plans.

R: We believe that this disclosure meets the requirements of Item 15 of Form N-1A. Instruction 2 to Item 15(b) provides that the description of compensation may omit discussion of benefits that are available to all employees on a non-discriminatory basis, including pension and retirement plans. Accordingly, we have not modified our disclosure.

14. All funds

"Proxy Voting Guidelines" (SAI)

C: The Staff requests that we add disclosure regarding proportional voting by insurance companies and explain that a vote of a small number of policyholders can determine the results or ultimate disposition of the matter to be voted on.

R: We are not aware of such a disclosure requirement. As required by Item 12(f), the SAIs include a discussion of the funds' policies for determining how to vote a fund's own portfolio securities. The SAIs also include disclosure in the "Description of the Trust" section that states, "On matters submitted for consideration by shareholders of any underlying fund, a VIP [Investor] Freedom Fund will vote its shares in proportion to the vote of all other holders of shares of that underlying fund." Accordingly, we have not modified our disclosure.

15. All funds

"Distribution Services" (SAIs)

C: The Staff has requested we include the aggregate dollar amount of commissions paid to underwriters.

R: The aggregate dollar amount of commissions paid to underwriters will be included in the funds' next filing.

16. Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, and Freedom 2030 Portfolio

"Description of the Trust" (SAIs)

C: The Staff believes that we should include a discussion of the three different classes of shares available (Initial Class, Service Class, and Service Class 2).

R: The disclosure in this section applies to all three classes in exactly the same manner; however, it should be noted that disclosure relating to the different features of each of the three classes may be found elsewhere in the funds' registration statement. Accordingly, we have not modified our disclosure.

17. Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor 2030 Portfolio

"Description of the Trust" (SAIs)

C: The Staff believes that we should indicate that each fund has only one class of stock.

R: We do not believe it is necessary to include such a statement in this section because disclosure appearing elsewhere in the registration statement clearly indicates that these are single-class funds. However, where necessary, we will correct those typos that inadvertently reference a "class" or "classes."

18. All funds

"Fund Holdings Information" (SAIs)

C: The Staff requests that, pursuant to Item 11(f) of Form N-1A, we specifically identify the names of all entities to whom we disclose fund holdings. The Staff believes the disclosure we currently have is too generic.

R: We do identify the entities that receive information pursuant to ongoing arrangements to make available information about the funds' portfolio securities. Certain updates to this section will be made in the next filing to reflect the most current arrangements.

19. All funds

C: The Staff seeks confirmation that Item 21 information is not included in the registration statement because the funds have not been in operation for a full year.

R: We confirm that performance information is not included in the registration statement because the funds have not been in operation for a full calendar year.

20. All funds

(Part C)

C: The Staff would like us to add disclosure regarding indemnification to underwriters (Rule 484) or, in the alternative, provide an explanation of why we think disclosure regarding indemnification to underwriters is not necessary or required to be included.

R: We believe additional disclosure regarding indemnification to underwriters is not necessary. We are not seeking to accelerate the effective date of the registration statement. Rather, we filed the registration statement pursuant to Rule 485(a) on February 15, 2006 and chose an "automatic effectiveness" date of April 30, 2006.

21. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.